                                               FILE PURSUANT TO RULE 424(b)(3)
                                                    REGISTRATION NO. 333-49261


                                PROSPECTUS SUPPLEMENT

                           TRANSITION AUTO FINANCE II, INC.
                       11% SECURED REDEEMABLE PROMISSORY NOTES


                This Prospectus Supplement is Dated August 26, 1998.

     This Prospectus Supplement (the "Supplement") relates to that certain Prospectus dated July 14, 1998 (the "Initial Prospectus") pursuant to which Transition Auto Finance II, Inc. (the "Company"), offers $10,000,000 in aggregate principal amount of 11% Secured Redeemable Promissory Notes (the "Notes"), as supplemented by that certain Prospectus Supplement dated August 20, 1998 (together with the Initial Prospectus, the "Prospectus"). Capitalized terms used herein and not otherwise defined shall be used with the meanings set forth in the Prospectus.

     This Supplement is delivered to residents of Arizona and Arkansas pursuant to requirements imposed by the Arizona Securities Division and the Arkansas Securities Department, respectively, as conditions upon the Company's ability to offer the Notes to the residents of those states. Neither the Arizona Securities Division nor the Arkansas Securities Department has approved or disapproved the Notes, nor has the Arizona Securities Division or the Arkansas Securities Department passed upon the accuracy or adequacy of the Prospectus or this Supplement. Any representation to the contrary is a criminal offense.

     The Arizona Securities Division and the Arkansas Securities Department, as well as other jurisdictions in which the Notes are being offered and sold, have adopted guidelines (the "Guidelines") for the registration of interest-bearing, asset-backed or secured, securities such as the Notes. The Guidelines, which were originally promulgated by the North American Securities Administrators Association and have since been adopted by a number of jurisdictions, mandate the inclusion of specific terms within the documents associated with a given asset-backed financing, as well as the disclosure of certain information. In certain circumstances, the disclosure must appear in a prescribed format. Part I of this Supplement consists of a table setting forth, in absolute amounts and as a percentage of offering proceeds, the annual permitted expenses which the Company estimates that it will incur in connection with its operations. Part II contains a suggestion by the Issuer as to the types of investors who might find an investment in the Notes in their best interests. Part III of the Supplement sets forth certain definitions provided by the Guidelines but which do not appear elsewhere within the Prospectus.

                        PART I - ANNUAL PERMITTED EXPENSES

     The following table (the "Table") sets forth information regarding the expenses which the Company expects to incur annually in connection with its operations. The assumptions utilized by the Company are set forth in the footnotes to the table.

     Because some of the annual permitted expenses vary with the total amount raised in this offering, most notably the expenses which are a function of the number of Leased Vehicles and the number of Notes which must be administered by the Trustee, the Company has presented its estimates relative to two different gross proceeds scenarios. The first assumes gross offering proceeds of $3 million (see Note (2) to the Table). The second relates to gross offering proceeds of $7.5 million (see Note (3) to the Table).

     In addition, the Guidelines require that the Table set forth the annual permitted expenses, without specifying which year should be utilized. Certain of the annual permitted expenses will be incurred substantially in one or two years, as opposed to ratably in each of the four years during which Notes will be outstanding. Most notable among these are the Origination Expenses, most of which will be incurred in the first and, to a lesser extent, the second year of the Notes, and the Offlease Remarketing Expenses, which are anticipated to occur more substantially in the last and next to last years of the Notes. The Table sets forth all of the anticipated Origination Expenses and Offlease Remarketing Expenses as though incurred in the first year (see Notes (4) and (14) to the Table). Investors are cautioned that the tabular presentation which follows may not accurately estimate the permitted expenses that actually will be incurred by the Company on an annual basis.

                             ANNUAL PERMITTED EXPENSES

                                                         Estimated Dollar Amount of     Percentage of Gross
                                                         Permitted Expenses (1) at      Offering Proceeds at
                                                         Assumed Gross Proceeds of:    Assumed Gross Proceeds of:
 CATEGORY OF PERMITTED EXPENSES                         $3,000,000(2)  $7,500,000(3)    $3,000,000   $7,500,000
------------------------------------------------------------------------------------------------------------------
 ORIGINATION FEES (4)
      Marketing Fee (paid to Transition
           Leasing) - 57.5% of customer down
           payment, per Contract (5)                      $245,954       $614,885            8.198%       8.198%
      Purchase Administration Fee (paid to
           Transition Leasing) - $100 per
           Contract                                       $ 14,424       $ 36,062             .481%        .481%
      License and Title Transfer Fee - $86.80
           per Contract
      State Inspection Fee - $19.75 per                   $ 12,521       $ 31,302             .417%        .417%
           Contract
      Documentary Fee - $50 per Contract                  $  2,849       $  7,122             .095%        .095%

                                                          $  7,212       $ 18,031             .240%        .240%
------------------------------------------------------------------------------------------------------------------
 SERVICING FEES
      Contract Servicing Fee (paid to Transition          $ 34,560       $ 86,640            1.152%       1.155%
           Leasing) - $20 per month per
           Contract(annually) (6)

 TRUSTEE FEES
      Acceptance Fee - one time fee due in                $  6,500       $  6,500             .217%        .087%
           first year
      Annual Administration                               $  7,500       $  7,500             .250%        .100%
      Note Payments and Registrar Services -              $  1,500       $  3,750             .050%        .050%
           $5 per year per Note (7)
      Note Certificate Corrections - $10 each (8)         $    150       $    375             .005%        .005%
      Collateral Custodial Services - $5 per year per     $    720       $  2,258             .024%        .030%
           Contract plus $2.50 per acceptance or
           release of Contract (9)
------------------------------------------------------------------------------------------------------------------
 BANK FEES
      Master Collections Account (10)                     $    300       $    500             0.10%        .007%
      Operating Account (11)                              $  2,000       $  2,000             .066%        .027%
      Subscription Escrow Account - one time fee          $  1,000       $  1,000             .033%        .013%
           due in first year
 LEGAL EXPENSES
      Annual Attorneys' Opinion to Trustee                $  2,500       $  2,500             .083%        .033%
------------------------------------------------------------------------------------------------------------------
 ACCOUNTING EXPENSES
      Annual Audit                                        $ 15,000       $ 15,000             .500%         .20%
      Annual Tax Return                                   $  1,750       $  1,750             .058%        .023%
      Printing and Mailing                                $  3,000       $  3,000             .100%        .040%
------------------------------------------------------------------------------------------------------------------


                                     -3-

------------------------------------------------------------------------------------------------------------------
 Insurance Premiums
      Residual - $500 per year, plus 1.75% of the         $ 26,047       $ 64,547             .868%        .861%
           residual value of each Leased Vehicle
      Contingent Liability and Physical Damage -          $  3,456       $  8,664             .115%        .116%
           $2.00 per Leased Vehicle per month(12)
------------------------------------------------------------------------------------------------------------------
 Repossession, Remarketing, Repair and Resale             $  5,400       $ 13,538              .18%        .181%
      Expense (to reimburse Transition Leasing for
      such expenses) (13)
------------------------------------------------------------------------------------------------------------------
 Offlease Remarketing Expenses (14)                       $122,400       $306,848             4.08%       4.091%
------------------------------------------------------------------------------------------------------------------
 Releasing Fee (paid to Transition Leasing) - 15%         $    745       $  1,867             .025%        .025%
      of the down payment by the customer (Lessee)
      with respect to a new Contract following
      repossession (15)
------------------------------------------------------------------------------------------------------------------
 Federal Income Taxes - Varies with taxable               $      0       $      0                0%           0%
      income (max. 35%) (16)
------------------------------------------------------------------------------------------------------------------
 Texas Corporate Franchise Taxes - Greater of             $    150       $    150             .005%        .002%
      (a) 4.5% of taxable income, (b) 1/4 of 1% of
      taxable capital or (c) $150
------------------------------------------------------------------------------------------------------------------


     (1) Certain of the Allowed Expenses, and in particular those which are a function of the number of Leased Vehicles purchased during a given year or the number of Contracts outstanding during a given period of time, vary with the aggregate amount of Offering Proceeds. All estimates involving the number of Leased Vehicles purchased during a given year or the number of Contracts outstanding during a given year assume that Leased Vehicles will be purchased at an average purchase price of $18,435, and that, after sales tax and title, license and other fees, the total cost per vehicle, on an average basis, will be $19,769.
     (2) Gross Offering Proceeds of $3,000,000 are anticipated to yield Net Offering Proceeds of $2,700,000. Assuming that an average vehicle will cost the Company $19,769, that the average down payment is 15% of the purchase price and that 42.5% of all down payments (that portion of the down payment received by the Company after the payment of the Marketing Fee to Transition Leasing) are used to reduce the cost of the vehicle, after investing the Net Offering Proceeds, plus proceeds from Contracts in excess of interest payments and Allowed Expenses, the Company estimates that it will have approximately 144 Leased Vehicles.
     (3) Gross Offering Proceeds of $7,500,000 are anticipated to yield Net Offering Proceeds of $6,750,000. Assuming that an average vehicle will cost the Company $19,769, that the average down payment is 15% of the purchase price and that 42.5% of all down payments (that portion of the down payment received by the Company after the payment of the Marketing Fee to Transition Leasing) are used to reduce the cost of the vehicle, after investing the Net Offering Proceeds, plus proceeds from Contracts in excess of interest payments and Allowed Expenses, the Company estimates that it will have approximately 361 Leased Vehicles.
     (4) Origination Fees are calculated with the assumption that the Leased Vehicles described in Notes (2) and (3) above will be acquired in the first year of the Notes. Origination Fees do not include fees that may be earned after the first year and before the Sinking Fund Trigger Date when the Company may use proceeds from Contracts and Leased Vehicles to acquire additional Leased Vehicles.
     (5)  Assumes an average down payment of 15% by each Lessee.
     (6) Assumes that Gross Offering Proceeds of $3,000,000 yield 144 Leased Vehicles (see note (2) above) and that Gross Offering Proceeds of $7,500,000 yield 361 Leased Vehicles (see note (3) above).

     (7) Assumes that the average principal amount of each note is $10,000. At Gross Offering Proceeds of $3,000,000, the Company estimates that it will have approximately 300 notes. At Gross Offering Proceeds of $7,500,000, the Company estimates that it will have approximately 750 notes.
     (8)  Assumes that 5% of all Notes need to be corrected in each year.
     (9) At Gross Offering Proceeds of $3,000,000, assumes that 144 Lease Contracts are outstanding on average each year and that, on an annual basis, an average of 72 Lease Contracts will be accepted or released annually. At Gross Offering Proceeds of $7,500,000, assumes that 361 Lease Contracts are outstanding on average each year and that, on an annual basis, an average of 181 Lease Contracts will be accepted or released annually.
     (10) $300 to $500 per month - varies with volume of transactions.
     (11) $2500 to $3500 - varies with volume of transactions.
     (12) Assumes that the average residual value per Leased Vehicle is $10,138.
     (13) Estimated to average $100 to $400 for each repossessed Leased Vehicle, but in no event will the Company's obligation to reimburse Transition Leasing exceed the amount of liquidation or insurance proceeds realized with respect to the repossessed Leased Vehicles; estimated annual expenditure assumes a 15% repossession rate.
     (14) Estimated to average $100 to $400 for each Leased Vehicle upon expiration of the lease, but in no event will the Company's obligation to reimburse Transition Leasing exceed the amount of liquidation or insurance proceeds realized with respect to the offlease Leased Vehicles; estimated annual expenditure assumes (i) that 85% of all Vehicle Leases will remain in effect through their term and (ii) that all of such leases expire in the same year and must be remarketed at that point in time.
     (15) Assumes that 15% of all Leased Vehicles are repossessed, that 10% of all repossessed vehicles cars are re-leased (the remaining repossessed vehicles are sold at wholesale auction) and that the average down payment is 15% of (a) the initial cost of the repossessed vehicle less
          (b) one year's depreciation with respect to the repossessed vehicle (which assumes that the default occurs, on average, not later than the first anniversary of the lease commencement date).
     (16) The Company estimates that depreciation on the Leased Vehicles will more than offset income until the Maturity Date.

----------------------

     The Table contains information based on a number of variables, hypotheticals and assumptions believed reliable but not fully verified or verifiable independently by management of the Company. Further, the effect of such information on the presentation set forth in the Table is based on estimates and future circumstances, including events that have not occurred, that may not occur, or that may occur with different consequences from those forecast. It is not possible for management to assess the impact of all such factors on the presentation set forth in the Table or the extent to which a variation in any factor or combination of factors may cause actual results to differ materially from those contained in the Table. Accordingly, the information set forth in the Table should not be relied upon as a prediction of actual results. Future operating results are impossible to predict. No representation or warranty of any kind is made by the Company, and none should be inferred, respecting the accuracy or completeness of such forward-looking information.

                          PART II - INVESTOR SUITABILITY

          The Company has imposed certain suitability standards for investors which are set forth in the Prospectus. Additionally, the Guidelines require that the Prospectus contain a description of the type of person who might benefit from an investment in the Notes. As a general matter, the Company believes that an investment in the Notes might benefit an investor who desires
(i) a fixed income security with an interest rate higher than that usually available from financial institutions such as banks, (ii) a monthly interest payment and (iii) a mid-term maturity and who, after reading the Prospectus and considering the terms and circumstances of the offering of the Notes, believes that the Notes meet his needs. The Company cautions investors that the foregoing suggestion is not tailored to the specific needs, desires or investment characteristics of a particular investor. Investors will need to evaluate any potential investment in the Notes in light of their own personal financial situation and circumstances, and only after carefully reviewing the Prospectus and discussing it with their registered representative.


                               PART III - DEFINED TERMS

     The following defined terms are included within the Guidelines but are not included in the Prospectus. One or both of the Arizona Securities Division and the Arkansas Securities Department have required that each of the following terms be set forth in this Supplement. Where possible, this Supplement correlates the definitions below with the information set forth in the Prospectus - the correlation appears as italicized text.

     ACQUISITION EXPENSES: all direct and indirect expenses incurred by the Issuer in connection with the selection and acquisition of Eligible Assets, whether or not acquired, other than Origination Fees.

     ADMINISTRATOR: the official or agency administering the securities laws of a state, province or commonwealth.

     AFFILIATE: with respect to another Person, any of the following:

     (a) Any Person directly or indirectly owning, controlling, or holding, with power to vote, ten percent or more of the outstanding voting securities of such other Person.

     (b) Any Person ten percent or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held, with power to vote, by such other Person.

     (c) Any Person directly or indirectly controlling, controlled by, under common control with such other Person.

     (d) Any executive officer, director, trustee, or partner of such other Person.

     (e) Any legal entity for which such Person acts as an executive officer, director, trustee, or partner.

     FOR PURPOSES OF THE COMPANY'S OFFERING OF NOTES (THE "OFFERING"), THE FOLLOWING PERSONS ARE AFFILIATES OF THE COMPANY: TRANSITION LEASING (WHICH OWNS 100% OF THE COMPANY'S CAPITAL STOCK), TRANSITION AUTO FINANCE, INC. (WHICH IS ALSO A WHOLLY-OWNED SUBSIDIARY OF TRANSITION LEASING), AND THE OFFICERS AND DIRECTORS OF THE COMPANY AND TRANSITION LEASING (ALL OF WHOM ARE IDENTIFIED IN THE PROSPECTUS).

     ASSET-BACKED SECURITIES: securities that provide a Stated Rate of Return to Security Holders and that are primarily serviced as to both return of investment and return on investment by the Cash Flow from designated Eligible Assets, excluding:

     (a) the securities of an investment company subject to the Investment Company Act of 1940, and

     (b) equity interests in limited partnerships or other direct investment vehicles subject to other applicable registration guidelines.

     FOR PURPOSES OF THE OFFERING, THE NOTES ARE ASSET-BACKED SECURITIES.

     CASH FLOW: the amount of cash generated from operations, calculated in compliance with Financial Accounting Standard 95, plus receipts from the disposition or liquidation of Eligible Assets.

     CONVERSION EXPENSES: the expenses associated with changing from one Servicer to another Servicer or one Trustee to another Trustee.

     ELIGIBLE ASSETS: financial or commercial assets, either fixed or revolving, which are:

     (a)  generally homogenous in nature,

     (b)  subject to reasonably objective valuation,

     (c) for other than Asset-Backed Securities with an Investment Grade rating, self-liquidating or easily liquidated, and

     (d) for other than Asset-Backed Securities with an Investment Grade rating, capable of generating a predictable Cash Flow.

WITH RESPECT TO THE OFFERING, THE ELIGIBLE ASSETS CONSIST OF THE LEASED VEHICLES AND THE CONTRACTS.

     INVESTMENT GRADE: a rating that is in one of the four highest rating categories as determined by a Rating Agency. The Company has not sought a rating from any Rating Agency and the Notes are not rated.

     ISSUER: the entity formed to issue the Asset-Backed Securities and to hold ownership of, or a security interest in, the Eligible Assets. WITH RESPECT TO THE OFFERING, THE ISSUER IS THE COMPANY,

TRANSITION AUTO FINANCE II, INC., A TEXAS CORPORATION AND WHOLLY-OWNED SUBSIDIARY OF TRANSITION LEASING MANAGEMENT, INC. THE SECURITY INTEREST IS HELD BY THE TRUSTEE.

     NET WORTH: the excess of total assets over total liabilities as determined by generally accepted accounting principles.

     ORIGINATION FEES: all fees, commissions, or other consideration, other than the purchase price of the Eligible Assets, paid by any party to any party in connection with the origination and sale of Eligible Assets to the Issuer. Origination Fees does not include professional fees paid to attorneys, accountants, appraisers, initial fees paid to Rating Agencies, and similar professionals for providing routine professional services, which fees shall be deemed Acquisition Expenses. WITH RESPECT TO THE OFFERING, THE ORIGINATION FEES CONSIST OF THE MARKETING FEE, THE PURCHASE ADMINISTRATION FEE AND THE DOCUMENTARY FEE PAID TO TRANSITION LEASING, THE LICENSE AND TITLE TRANSFER FEE PAID TO THE STATE OF TEXAS, THE STATE INSPECTION FEE PAID TO THE VEHICLE INSPECTOR (AN INDEPENDENT THIRD PARTY), AND THE COLLATERAL CUSTODIAL SERVICES FEE PAID TO THE TRUSTEE.

     ORIGINATOR: an entity, which may or may not be the Sponsor, that creates or originates, directly or indirectly, Eligible Assets to be sold or pledged, to the Issuer. WITH RESPECT TO THE OFFERING, THE ORIGINATOR IS TRANSITION LEASING WHICH, PURSUANT TO THE MASTER PURCHASE AGREEMENT AND THE SERVICING AGREEMENT, WILL GENERATE AND EVALUATE CUSTOMERS WHO MAY OR MAY NOT BE PERMITTED TO LEASE VEHICLES FROM THE COMPANY PURSUANT TO CONTRACTS.

     ORGANIZATIONAL AND OFFERING EXPENSES: All expenses incurred in connection with and in preparing the Asset-Backed Securities for registration and subsequently offering and distributing the Asset-Backed Securities to the public. Organizational And Offering Expenses include, but are not limited to, total underwriting and brokerage discounts and commissions (including fees of the underwriters' attorneys), initial fees paid to Rating Agencies, expenses for printing, engraving, mailing, salaries of employees while engaged in sales activity, charges of transfer agents, registrars, trustees, escrow holders, depositaries, experts, expenses of qualification of the sale of the securities under Federal and State laws, including taxes and fees, and accountants and attorneys' fees. WITH RESPECT TO THE OFFERING, THE ORGANIZATIONAL AND OFFERING EXPENSES ARE SET FORTH IN THE PROSPECTUS. AS SET FORTH IN THE PROSPECTUS, TRANSITION LEASING WILL PAY ALL ORGANIZATIONAL AND OFFERING EXPENSES OTHER THAN UNDERWRITING AND BROKERAGE DISCOUNTS AND COMMISSIONS (WHICH TOTAL 8.5% OF GROSS OFFERING PROCEEDS) AND THE COMPANY WILL BE OBLIGATED TO REIMBURSE TRANSITION LEASING FOR ORGANIZATIONAL AND OFFERING EXPENSES ONLY TO THE EXTENT OF 1.5% OF GROSS OFFERING PROCEEDS. ACCORDINGLY, UNDER THE TERMS OF THE OFFERING, THE COMPANY'S RESPONSIBILITY FOR ALL ORGANIZATIONAL AND OFFERING EXPENSES WILL BE LIMITED TO 10% OF GROSS OFFERING PROCEEDS.

     PERSON: any natural person, partnership, corporation, association, trust, or other legal entity.

     PROSPECTUS: the primary disclosure document(s), by whatever name known, utilized for the purpose of offering and selling Asset-Backed Securities to the public. WITH RESPECT TO THE OFFERING, THE PROSPECTUS CONSISTS OF THAT CERTAIN PROSPECTUS DATED JULY 14, 1998, AS SUPPLEMENTED BY THAT CERTAIN PROSPECTUS SUPPLEMENT DATED AUGUST 20, 1998, AND AS FURTHER SUPPLEMENTED BY THIS SUPPLEMENT.

     RATING AGENCY: Standard and Poor's Ratings Group, a division of McGraw Hill Company; Moodys Investors Service, Inc.; Fitch Investors Service, Inc. or Duff & Phelps Credit Rating Co. or a successor to any of the foregoing.

     SPECIAL PURPOSE ENTITY: a trust, corporation, partnership, limited liability company, or other legal entity formed for the purpose of making one or more offerings of Asset-Backed Securities, holding an ownership interest or a security interest in the Eligible Assets, and forwarding the Cash Flows from the
Eligible Assets to the Security Holders.   WITH RESPECT TO THE OFFERING, THE
COMPANY IS A SPECIAL PURPOSE ENTITY AND WILL HOLD AN OWNERSHIP INTEREST IN THE ELIGIBLE ASSETS BUT THE SECURITY INTEREST IN THE ELIGIBLE ASSETS WILL BE HELD BY THE TRUSTEE ON BEHALF OF THE TRUST ESTATE AND THE COMPANY WILL FORWARD THE CASH FLOWS TO THE TRUSTEE WHO, IN TURN, WILL FORWARD THEM TO NOTE HOLDERS AS PAYMENT OF INTEREST AND PRINCIPAL ON THE NOTES.

     SPONSOR: any Person directly or indirectly instrumental in organizing, wholly or in part, an Issuer or any Person, other than the Trustee, who will control, manage, or participate in the management of an Issuer or its assets. Not included is any Person whose only relationship with the Issuer is that of an independent Servicer of the Issuer's Eligible Assets, and whose only compensation is as such. Sponsor does not include wholly independent third parties such as attorneys, accountants, Rating Agencies, and underwriters whose only compensation is for professional services rendered in connection with the offering of Asset-Backed Securities. WITH RESPECT TO THE OFFERING, TRANSITION LEASING IS THE SPONSOR.

     STATED RATE OF RETURN: a return where the Security Holder is entitled to receive either:

     (a)  a stated principal amount;

     (b) interest on the principal amount (which may be a notional principal amount) calculated by reference to (i) a fixed rate or (ii) a standard or formula which does not reference any change in the market value or fair value of Eligible Assets;

     (c) interest on a principal amount (which may be a notional principal amount) calculated by reference to (i) auctions among Security Holders and prospective Security Holders, or (ii) a periodic remarketing of the Asset-Backed Security;

     (d) an amount representing specified fixed or variable portions of the interest generated by the underlying Eligible Assets; or

     (e)  any combination of the above.

WITH RESPECT TO THE OFFERING, THE STATED RATE OF RETURN FOR EACH NOTE HOLDER IS A COMBINATION OF THE PRINCIPAL AMOUNT OF SUCH HOLDER'S NOTE AND THE FIXED INTEREST RATE OF 11% PER ANNUM.

     TRUST ACCOUNT: the bank account created to receive funds from the Collections Account and the Operating Account and from which payments are made on the Asset-Backed Securities of the

Issuer. WITH RESPECT TO THE OFFERING, THE TRUST ACCOUNT IS THE SINKING FUND ACCOUNT DESCRIBED IN THE PROSPECTUS.

     TRUST AGREEMENT: the governing document(s), by whatever name, which defines the pooling arrangements and which establishes the rights, privileges, duties, and responsibilities of the Trustee, the Issuer, the Security Holders, and, in some cases, the Servicer in connection with the issuance of the Asset-Backed Securities. The Trust established by the Trust Agreement may or may not be a taxable entity and it may or may not serve as the Issuer of the Asset-Backed Securities. The Trust Agreement may include the Servicing Agreement. WITH RESPECT TO THE OFFERING, THE TRUST AGREEMENT CONSISTS OF THAT CERTAIN TRUST INDENTURE DATED JULY 8, 1998, BY AND AMONG THE COMPANY, TRANSITION LEASING AND TRUST MANAGEMENT, INC. (THE "TRUST INDENTURE") AND THAT CERTAIN SERVICING AGREEMENT DATED JULY 8, 1998, BY AND BETWEEN THE COMPANY AND TRANSITION LEASING
(THE "SERVICING AGREEMENT").   COPIES OF THE TRUST INDENTURE AND THE SERVICING
AGREEMENT ARE AVAILABLE FROM THE COMPANY, WITHOUT CHARGE. REQUESTS FOR COPIES OF SUCH DOCUMENTS SHOULD BE SENT TO KEN LOWE, PRESIDENT AND CHIEF FINANCIAL OFFICER, TRANSITION AUTO FINANCE II, INC., 5422 ALPHA ROAD, SUITE 100, DALLAS, TX 75240 (TELEPHONE (972) 404-0042).